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                                                                    EXHIBIT 3.3


                            CERTIFICATE OF AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION
                                       OF
                           DYNACQ INTERNATIONAL, INC.

         Philip Chan hereby certifies that:

         1. He is the Vice President and the Assistant Secretary of Dynacq International, Inc., a Nevada corporation (the "Corporation").

         2. Article IV, Section 1, of the Corporation's Articles of Incorporation is hereby amended to read in its entirety as follows:

                                   ARTICLE IV
                                 Capitalization

                           Section 1. Authorized Capital. The total number of
                  shares of all classes which the Corporation shall have the authority to issue shall be 305,000,000 shares, of which 300,000,000 shall be Common Shares, $.001 par value per share, and 5,000,000 shall be Preferred Shares, $.01 par value per share. At 5:00 p.m. on February 10, 1998 (the "Effective Date"), all issued and outstanding Common Shares of the Corporation shall be combined at the rate of one (1) share for each four (4) shares outstanding (the "Reverse Stock Split"). In connection with the Reverse Stock Split, no fractional shares shall be issued and all fractional shares shall be increased to the next higher whole number of shares. The par value and the authorized number of the Corporation's Common Shares shall not be changed by the Reverse Stock Split and shall remain at 300,000,000 authorized shares, $.001 par value. As a result of the Reverse Stock Split, the total par value amount for the Corporation's Common Shares outstanding shall decrease 75% on the Effective Date and the Corporation's amount of additional paid in capital with respect to its outstanding Common Shares will be increased by 75% on the Effective Date.

         With the foregoing exception, the Articles of Incorporation shall remain unchanged.

         3. The foregoing amendment to the Articles of Incorporation of the Corporation has been duly and unanimously approved by the Board of Directors of the Corporation as required by the Nevada Revised Statutes, effective as of January 15, 1998.

         4. In accordance with Section 78.320 of the Nevada Revised Statutes, the foregoing amendment was duly approved by the required action of the Corporation's shareholders by written consent effective January 15, 1998. As of said date, the number of shares entitled to vote on the foregoing amendment was 14,415,136 Common Shares. The number of Common Shares consenting


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to the amendment with respect to the Reverse Stock Split was 9,084,877 shares, representing 63% of the issued and outstanding voting stock of the Corporation as of said date.

         Executed this 9th day of February 1998.


                                  /s/  Philip Chan
                                  --------------------------------------
                                  Philip Chan, Vice President and
                                  Assistant Secretary

STATE OF TEXAS       )
                     )
COUNTY OF HARRIS     )

         SUBSCRIBED AND SWORN to before me this 9th day of February, 1998, by Philip Chan, as Vice President and Assistant Secretary of Dynacq International, Inc.

         Witness my hand and official seal.


                                  /s/  Lauri Smith
                                  --------------------------------------
                                  Notary Public
                                  In and For the State of Texas